Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three Months				Nine Months
	Ended September 30,				Ended September 30,
	2017		2016		2017		2016
Net income (loss)		$161		$(16)		$(807)	$(1,143)
Class A Unit Holders (ownership percentage)	x	99%	x	99%	x	99%	99%
Net loss allocable to Class A Unit Holders		$159		$(16)		$(799)	$(1,132)
Weighted average Class A Units outstanding		22,200		11,100		16,711	11,100
Net income (loss) per Class A Unit		$0.01		$0.00		$(0.05)	$(0.10)